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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Tempur-Pedic International, Inc.

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

88023U 10 1 (CUSIP Number)

12/31/06

(Date of Event Which Requires Filing of this Statement)

This schedule is being filed pursuant to Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88023U 10 1	13G	Page 2

1.

Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

TA IX L.P.                                                                      04-3520503

TA/Advent VIII L.P.                                                      04-3334380

TA/Atlantic and Pacific IV L.P.                                    04-3465628

TA Strategic Partners Fund A L.P.                                01-0682418

TA Strategic Partners Fund B L.P.                                01-0682422

TA Subordinated Debt Fund L.P.                                  04-3506994

TA Investors LLC                                                           04-3395404

TA Associates Inc.                                                          04-3205751

2.	Check the Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.

Citizenship or Place of Organization

TA IX L.P.                                                                      Delaware

TA/Advent VIII L.P.                                                      Delaware

TA/Atlantic and Pacific IV L.P.                                    Delaware

TA Strategic Partners Fund A L.P.                                Delaware

TA Strategic Partners Fund B L.P.                                Delaware

TA Subordinated Debt Fund L.P.                                  Delaware

TA Investors LLC                                                           Delaware

TA Associates Inc.                                                          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

        TA IX L.P.                                                 5,905,725

        TA/Advent VIII L.P.                                1,469,274

        TA/Atlantic and Pacific IV L.P.               1,490,419

        TA Strategic Partners Fund A L.P.              119,951

        TA Strategic Partners Fund B L.P.                22,048

        TA Subordinated Debt Fund L.P.                584,610

        TA Investors LLC                                         162,160

        TA Associates Inc.                                          26,244

  6.    Shared Voting Power

        N/A

  7.    Sole Dispositive Power

        TA IX L.P.                                               5,905,725

        TA/Advent VIII L.P.                               1,469,274

        TA/Atlantic and Pacific IV L.P.              1,490,419

        TA Strategic Partners Fund A L.P.             119,951

        TA Strategic Partners Fund B L.P.               22,048

        TA Subordinated Debt Fund L.P.               584,610

        TA Investors LLC                                       162,160

        TA Associates Inc.                                         26,244

  8.    Shared Dispositive Power

        N/A

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

TA IX L.P.                                                                          5,905,725

TA/Advent VIII L.P.                                                           1,469,274

TA/Atlantic and Pacific IV L.P.                                          1,490,419

TA Strategic Partners Fund A L.P.                                         119,951

TA Strategic Partners Fund B L.P.                                           22,048

TA Subordinated Debt Fund L.P.                                           584,610

TA Investors LLC                                                                   162,160

TA Associates Inc.                                                                    26,244

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.

Percent of Class Represented by Amount in Row 9

TA IX L.P.                                                                               6.89%

TA/Advent VIII L.P.                                                                1.71%

TA/Atlantic and Pacific IV L.P.                                               1.74%

TA Strategic Partners Fund A L.P.                                           0.14%

TA Strategic Partners Fund B L.P.                                           0.03%

TA Subordinated Debt Fund L.P.                                             0.68%

TA Investors LLC                                                                     0.19%

TA Associates Inc.                                                                    0.03%

12.	Type of Reporting Person Six Partnerships One Corporation One Limited Liability Company

SEE INSTRUCTION BEFORE FILLING OUT!

Attachment to Form 13G	Page 3

Item 1 (a) Name of Issuer: Tempur-Pedic International, Inc.

Item 1 (b) Address of Issuer’s Principal Executive Offices:

	1713 Jaggie Fox Way
	Lexington, Kentucky 40511

Item 2 (a) Name of Person Filing:

	TA IX L.P.
	TA/Advent VIII L.P
	TA/Atlantic and Pacific IV L.P.
	TA Strategic Partners Fund A L.P.
	TA Strategic Partners Fund B L.P.
	TA Subordinated Debt Fund L.P.
	TA Investors LLC
	TA Associates Inc.

Item 2 (b) Address of Principal Business Office:

	c/o TA Associates
	John Hancock Tower
	200 Clarendon St 56th Floor Boston, MA 02116

Item 2 (c) Citizenship: Not Applicable

Item 2 (d) Title and Class of Securities: Common

Item 2 (e) CUSIP Number: 88023U 10 1

Item 3	If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a: Not Applicable

Item 4	Ownership

Item 4 (a)	Amount Beneficially Owned:	Common Stock

	TA IX L.P.	5,905,725
	TA/Advent VIII L.P	1,469,274
	TA/Atlantic and Pacific IV L.P.	1,490,419
	TA Strategic Partners Fund A L.P.	119,951
	TA Strategic Partners Fund B L.P. TA Subordinated Debt Fund L.P. TA Investors LLC	22,048 584,610 162,160
	TA Associates Inc.	26,244

Item 4 (b)	Percent of Class	Percentage

	TA IX L.P.	6.89%
	TA/Advent VIII L.P	1.71%
	TA/Atlantic and Pacific IV L.P.	1.74%
	TA Strategic Partners Fund A L.P.	0.14%
	TA Strategic Partners Fund B L.P. TA Subordinated Debt Fund L.P. TA Investors LLC TA Associates Inc.	0.03 0.68 0.19 0.03	% % % %

Item 4 (c)	Number of shares as to which such person has:

	(i) sole power to vote or direct the vote:	Common Stock

	TA IX L.P.	5,905,725
	TA/Advent VIII L.P	1,469,274
	TA/Atlantic and Pacific IV L.P.	1,490,419
	TA Strategic Partners Fund A L.P.	119,951
	TA Strategic Partners Fund B L.P. TA Subordinated Debt Fund L.P. TA Investors LLC TA Associates Inc.	22,048 584,610 162,160 26,244

	(ii) shared power to vote or direct the vote:	N/A

	(iii) sole power to dispose or direct the disposition:	Common Stock

	TA IX L.P.	5,905,725
	TA/Advent VIII L.P	1,469,274
	TA/Atlantic and Pacific IV L.P.	1,490,419
	TA Strategic Partners Fund A L.P.	119,951
	TA Strategic Partners Fund B L.P.	22,048
	TA Subordinated Debt Fund L.P.	584,610
	TA Investors LLC TA Associates Inc.	162,160 26,244

	(iv) shared power to dispose or direct the disposition	N/A

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the subsidiary that acquired the Security being reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of the TA group members to a joint filing, see below.

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Agreement for Joint Filing

TA IX L.P., TA/Advent VIII L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Subordinated Debt Fund L.P., TA Investors LLC and TA Associates Inc. hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Tempur-Pedic International, Inc.

Dated: February 13, 2007

TA IX L.P.

By:	TA Associates IX LLC., its General Partner
By:	TA Associates, Inc. its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA/Advent VIII L.P.

By:	TA Associates VIII LLC, its General Partner
By:	TA Associates, Inc. its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA/Atlantic and Pacific IV L.P.

By:	TA Associates AP IV L.P., its General Partner
By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Strategic Partners Fund A L.P.

By:	TA Associates SPF L.P., its General Partner
By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Strategic Partners Fund B L.P.

By:	TA Associates SPF L.P., its General Partner
By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Subordinated Debt Fund L.P.

By:	TA Associates SDF LLC., its General Partner
By:	TA Associates, Inc. its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Investors LLC

By:	TA Associates, Inc., its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA Associates, Inc.

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer